

Mail Stop 3720

July 29, 2016

Liu Jun
President
Asia Equity Exchange Group, Inc.
Unit B, 5/F, CKK Commercial Centre
289 Hennessy Road
Wanchai
Hong Kong

>   Re: **Asia Equity Exchange Group, Inc.**
>   **Form 8-K**
>   **Filed April 14, 2016**
>   **File No. 333-192272**

Dear Mr. Jun:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Kevin (Qixiang) Sun
Pillsbury Winthrop Shaw Pittman LLP